UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2018.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Santiago, Chile. November 21, 2018.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM) reported today earnings for the nine months ended September 30, 2018 of US$331.2 million (US$1.26 per ADR), an increase from US$317.2 million (US$1.21 per ADR) for the nine months ended September 30, 2017. Gross profit(3) reached US$580.7 million (34.1% of revenues) for the nine months ended September 30, 2018, higher than US$546.4 million (34.5% of revenues) recorded for the nine months ended September 30, 2017. Revenues totaled US$1,700.6 million for the nine months ended September 30, 2018, representing an increase of 7.5% compared to US$1,582.5 million reported for the nine months ended September 30, 2017.

The Company also announced earnings for the third quarter of 2018, reporting net income of US$83.5 million (US$0.32 per ADR) compared to US$112.9 million (US$0.43 per ADR) for the third quarter of 2017. Gross profit for the third quarter of 2018 reached US$163.7 million, lower than the US$188.5 million recorded for the third quarter of 2017. Revenues totaled US$543.2 million, a decrease of approximately 2.8% compared to the third quarter of 2017, when revenues amounted to US$558.7 million.

SQM’s Chief Executive Officer, Patricio de Solminihac, stated: “During 2017, we announced an important lithium expansion near Antofagasta, which would allow us to increase our capacity by almost 50%. This project, which entailed a complete overhaul of our existing plant had a quick timeline, and a very low capex. The commissioning of the fully upgraded plant, as previously announced, has been more challenging than expected, impacting our ability to produce high quality lithium during the third quarter, affecting our sales volumes. We are working diligently to resolve these issues as soon as possible. The ramp-up delay will likely impact our fourth quarter lithium and derivative sales volumes, delaying part of them to the first quarter of 2019. Lithium sales volumes this year should be around 45,000 MT.”

He continued by saying, “As we reach the end of the year, we have been positively surprised by the demand growth in the lithium market, especially lithium hydroxide. We believe that total lithium demand growth will surpass 25% this year. As a result, prices in the lithium market remain strong, our average prices during the third quarter remained relatively flat compared to the second quarter. We believe that the prices reported during the fourth quarter will be similar to the third quarter.”

Mr. de Solminihac went on to say, “We have seen positive trends in our other business lines as well. Prices for potassium chloride in the third quarter increased over 15% when compared to last year. Specialty plant nutrient sales volumes increased almost 10% compared to the third quarter 2017, and iodine prices exceeded expectations, reaching almost US$25/kg. We believe iodine and derivatives sales volumes could surpass 13,500 MT this year.”

Segment Analysis

Specialty Plant Nutrition (SPN)

Revenues from our Specialty Plant Nutrition business line for the nine months ended September 30, 2018 totaled US$607.3 million, higher than the US$511.4 million reported for the nine months ended September 30, 2017.

Third quarter 2018 revenues reached US$194.9 million, higher than the US$185.6 million reported in the third quarter of 2017.

Specialty Plant Nutrition Sales Volumes and Revenues:

		9M2018	9M2017	2018/2017
Specialty Plant Nutrition Total Volumes	Th. MT	844.8	712.0	132.8	19%
Sodium Nitrate	Th. MT	22.8	18.6	4.2	23%
Potassium Nitrate and Sodium Potassium Nitrate	Th. MT	535.0	448.7	86.4	19%
Specialty Blends	Th. MT	180.1	152.2	27.9	18%
Other specialty plant nutrients (*)	Th. MT	106.9	92.6	14.3	15%
Specialty Plant Nutrition Revenues	MUS$	607.3	511.4	96.0	19%

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		3Q2018	3Q2017	2018/2017
Specialty Plant Nutrition Total Volumes	Th. MT	288.7	263.6	25.1	10%
Sodium Nitrate	Th. MT	8.6	3.6	5.1	142%
Potassium Nitrate and Sodium Potassium Nitrate	Th. MT	160.8	157.4	3.3	2%
Specialty Blends	Th. MT	84.2	72.7	11.6	16%
Other specialty plant nutrients (*)	Th. MT	35.1	30.0	5.1	17%
Specialty Plant Nutrition Revenues	MUS$	194.9	185.6	9.3	5%
*Includes trading of other specialty fertilizers.

Sales volumes for the nine months ended September 30, 2018 were up almost 19% compared to sales volumes reported during the same period last year. This was a result of less supply in the market in recent quarters as one of our main competitors has been ramping up its capacity, and we have been able to supply the additional needs to the market. We believe that our sales volumes for the year could be almost 15% higher than sales volumes reported last year.

We continue to develop our international presence in this market, and will continue to do so in the future. We believe the potassium nitrate market will grow close to 6% this year.

SPN gross profit(4) accounted for approximately 22% of SQM’s consolidated gross profit for the nine months ended September 30, 2018.

Iodine and Derivatives

Revenues from sales of iodine and derivatives during the nine months ended September 30, 2018 totaled US$243.1 million, an increase of 27.1% compared to US$191.3 million reported for the nine months ended September 30, 2017.

Iodine and derivatives revenues for the third quarter of 2018 amounted to US$82.9 million, an increase of 33.1% compared to US$62.3 million recorded during the third quarter of 2017.

Iodine and Derivative Sales Volumes and Revenues:

		9M2018	9M2017	2018/2017
Iodine and Derivatives	Th. MT	10.1	9.7	0.4	4%
Iodine and Derivatives Revenues	MUS$	243.1	191.3	51.8	27%

		3Q2018	3Q2017	2018/2017
Iodine and Derivatives	Th. MT	3.3	3.1	0.2	7%
Iodine and Derivatives Revenues	MUS$	82.9	62.3	20.6	33%

Higher iodine revenues were the result of higher prices and higher sales volumes during the first nine months of the year compared to the same period in 2017. Sales volumes in the third quarter reached 3,300 MT, in line with expectations. We believe that sales volumes will surpass 13,500 MT this year.

During the third quarter of this year, we continued to see an upward trend in iodine pricing with average prices reaching almost US$25/kg.

Gross profit for the Iodine and Derivatives segment accounted for approximately 13% of SQM’s consolidated gross profit for the nine months ended September 30, 2018.

Lithium and Derivatives

Revenues for lithium and derivatives totaled US$500.9 million during the nine months ended September 30, 2018, an increase of 7.7% compared to US$465.2 million recorded for the nine months ended September 30, 2017.

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Revenues for lithium and derivatives during the third quarter of 2018 decreased 8.9% compared to the third quarter of 2017. Total revenues amounted to US$152.8 million during the third quarter of 2018, compared to US$167.8 million in the third quarter of 2017.

Lithium and Derivatives Sales Volumes and Revenues:

		9M2018	9M2017	2018/2017
Lithium and Derivatives	Th. MT	30.4	36.5	-6.1	-17%
Lithium and Derivatives Revenues	MUS$	500.9	465.2	35.7	8%

		3Q2018	3Q2017	2018/2017
Lithium and Derivatives	Th. MT	9.3	12.7	-3.4	-27%
Lithium and Derivatives Revenues	MUS$	152.8	167.8	-15.0	-9%

Lithium demand remains robust, and demand growth is now expected to reach around 25% during 2018, led by lithium for electric vehicles. Along with this stronger demand, various lithium projects have seen delays in recent months. These two factors have contributed to market prices remaining high during the third quarter; our average prices reached US$16,500. It is expected that prices will remain at these levels for the remainder of the year.

Sales volumes for the third quarter reached 9,300 MT, approximately 16% less than volumes reported during the second quarter in line with our most recent expectations. These lower sales volumes were a result of a ramp-up delay on the first stage of our expansion project, along with logistical challenges given the low inventory levels. We are still working on the fine tuning related to this project. Even though we expect the fourth quarter to be the strongest during the year, sales volumes for 2018 could be around 45,000 MT.

Gross profit for the Lithium and Derivatives segment accounted for approximately 54% of SQM’s consolidated gross profit for the nine months ended September 30, 2018.

Potassium: Potassium Chloride & Potassium Sulfate (MOP & SOP)

Potassium chloride and potassium sulfate revenues for the nine months ended September 30, 2018 totaled US$219.8 million, lower than revenues reported during the nine months ended September 30, 2017, which totaled US$301.0 million.

Potassium chloride and potassium sulfate revenues decreased in the third quarter of 2018, reaching US$80.0 million, compared to US$113.0 million for the third quarter of 2017.

Potassium Chloride & Potassium Sulfate Sales Volumes and Revenues:

		9M2018	9M2017	2018/2017
Potassium Chloride and Potassium Sulfate	Th. MT	702.3	1.082.3	-380.0	-35%
Potassium Chloride and Potassium Sulfate Revenues	MUS$	219.8	301.0	-81.1	-27%

		3Q2018	3Q2017	2018/2017
Potassium Chloride and Potassium Sulfate	Th. MT	249.3	406.1	-156.8	-39%
Potassium Chloride and Potassium Sulfate Revenues	MUS$	80.0	113.0	-33.0	-29%

Revenues in the potassium chloride and potassium sulfate business line during the first half of the year were impacted by lower sales volumes. Sales volumes during the third quarter were down approximately 14% when compared to the second quarter this year. We expect sales volumes during the fourth quarter to be even lower. This is a result of our focus on efforts in the Salar de Atacama to increase lithium production, thus decreasing the production of potassium chloride. We believe that total potassium chloride sales volumes will be around 900k MT in 2018, and could be lower in 2019.

4

Average prices in this business line during the third quarter increased over 15% when compared to same period last year.

Gross profit for Potassium Chloride and Potassium Sulfate accounted for approximately 5% of SQM’s consolidated gross profit for the nine months ended September 30, 2018.

Industrial Chemicals

Industrial chemicals revenues for the nine months ended September 30, 2018 reached US$94.6 million, 16.8% higher than US$80.9 million recorded for the nine months ended September 30, 2017.

Revenues for the third quarter of 2018 totaled US$19.4 million, an increase of 33.4% compared to the revenue figures for third quarter of 2017 of US$14.6 million.

Industrial Chemicals Sales Volumes and Revenues:

		9M2018	9M2017	2018/2017
Industrial Nitrates	Th. MT	117.7	103.2	14.5	14%
Industrial Chemicals Revenues	MUS$	94.6	80.9	13.6	17%

		3Q2018	3Q2017	2018/2017
Industrial Nitrates	Th. MT	25.2	19.2	5.9	31%
Industrial Chemicals Revenues	MUS$	19.4	14.6	4.9	33%

Gross profit for the Industrial Chemicals segment accounted for approximately 5% of SQM’s consolidated gross profit for the nine months ended September 30, 2018.

Other Commodity Fertilizers & Other Income

Revenues from sales of other commodity fertilizers and other income reached US$34.8 million in the nine months ended September 30, 2018, higher than the US$32.7 million for the nine months ended September 30, 2017.

Financial Information

Capital Expenditures

Capex for 2017 is expected to reach approximately US$360 million, and the majority of these expenses will be related to maintenance and investments in expansion projects in Chile.

Cost of Goods Sold

Cost of goods sold, excluding depreciation, amounted to US$948.3 million for the nine months ended September 30, 2018, an increase of 11.6% compared to US$849.9 million for the same period in 2017.

Administrative Expenses

Administrative expenses totaled US$83.6 million (4.9% of revenues) for the nine months ended September 30, 2018, compared to US$72.6 million (4.6% of revenues) recorded during the nine months ended September 30, 2017.

Net Financial Expenses

Net financial expenses for the nine months ended September 30, 2018 were US$25.6 million, compared to US$29.0 million recorded for the nine months ended September 30, 2017.

5

Income Tax Expense

Income tax expense reached US$126.2 million for the nine months ended September 30, 2018, representing an effective tax rate of 27.6%, compared to an income tax expense of US$123.4 million during the nine months ended September 30, 2017. The Chilean corporate tax rate was 27.0% during the 2018 period and 25.5% during the 2017 period.

Other

The adjusted EBITDA margin was approximately 39% for the nine months ended September 30, 2018. adjusted EBITDA margin for the nine months ended September 30, 2017 was approximately 42%. The adjusted EBITDA margin for the third quarter of 2018 was approximately 36%.

Notes:

1)	Net income refers to the comprehensive income attributable to controlling interests.
2)	Adjusted EBITDA = gross profit - administrative expenses + depreciation and amortization. Adjusted EBITDA margin = Adjusted EBITDA/revenues.
3)	Gross profit corresponds to consolidated revenues less total costs, including depreciation and amortization and excluding administrative expenses.
4)	A significant portion of SQM’s costs of goods sold are costs related to common productive processes (mining. crushing. leaching. etc.) which are distributed among the different final products. To estimate gross profit by business line in both periods covered by this report, the Company employed similar criteria on the allocation of common costs to the different business areas. This gross profit distribution should be used only as a general and approximated reference of the margins by business line.

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Balance Sheet

(US$ Millions)	As of Sep. 30,	As of Dec. 31,
	2018	2017

Total Current Assets	2,321.9	2,466.3
Cash and cash equivalents	428.0	630.4
Other current financial assets	332.4	367.0
Accounts receivable (1)	499.5	506.0
Inventory	910.2	902.1
Others	151.8	60.8

Total Non-current Assets	1,802.5	1,830.0
Other non-current financial assets	31.9	62.9
Investments in related companies	114.1	126.4
Property, plant and equipment	1,433.2	1,437.2
Other Non-current Assets	223.3	203.5

Total Assets	4,124.4	4,296.2

Total Current Liabilities	534.9	748.0
Short-term debt	20.4	220.3
Others	514.5	527.7

Total Long-Term Liabilities	1,451.5	1,300.7
Long-term debt	1,216.5	1,031.5
Others	235.0	269.2

Shareholders' Equity before Minority Interest	2,086.0	2,187.8

Minority Interest	52.1	59.6

Total Shareholders' Equity	2,138.1	2,247.5

Total Liabilities & Shareholders' Equity	4,124.4	4,296.2

Liquidity (2)	4.3	3.3

(1)	Accounts receivable + accounts receivable from related companies
(2)	Current assets / current liabilities

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Income Statement

			For the nine months ended
(US$ Millions)	For the 3rd quarter		Sep. 30,
	2018	2017	2018	2017

Revenues	543.2	558.7	1,700.6	1,582.5

Specialty Plant Nutrition (1)	194.9	185.6	607.3	511.4
Iodine and Iodine Derivatives	82.9	62.3	243.1	191.3
Lithium and Lithium Derivatives	152.8	167.8	500.9	465.2
Industrial Chemicals	19.4	14.6	94.6	80.9
Potassium Chloride & Potassium Sulfate	80.0	113.0	219.8	301.0
Other Income	13.2	15.4	34.8	32.7

Cost of Goods Sold	(323.0)	(306.9)	(948.3)	(849.9)
Depreciation and Amortization	(56.5)	(63.2)	(171.5)	(186.3)

Gross Profit	163.7	188.5	580.7	546.4

Administrative Expenses	(27.3)	(26.5)	(83.6)	(72.6)
Financial Expenses	(13.7)	(12.3)	(42.1)	(37.8)
Financial Income	5.8	3.1	16.5	8.8
Exchange Difference	(8.8)	5.3	(9.4)	0.6
Other	(5.2)	(4.4)	(4.0)	(5.1)

Income Before Taxes	114.4	153.8	458.1	440.3

Income Tax	(30.1)	(40.8)	(126.2)	(123.4)

Net Income before minority interest	84.3	113.0	331.9	316.9

Minority Interest	(0.8)	(0.2)	(0.7)	0.3

Net Income	83.5	112.9	331.2	317.2
Net Income per Share (US$)	0.32	0.43	1.26	1.21

(1)	Includes other specialty fertilizers

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About SQM

SQM´s business strategy is to be a global company, with people committed to excellence, dedicated to the extraction of minerals and selectively integrated in the production and sale of products for the industries essential for human development (e.g. food, health, technology). This strategy was built on the following five principles:

•	ensure availability of key resources required to support current goals and medium and long-term growth of the business;
•	consolidate a culture of lean operations (M1 excellence) through the entire organization, including operations, sales and support areas;
•	significantly increase nitrate sales in all its applications and ensure consistency with iodine commercial strategy;
•	maximize the margins of each business line through appropriate pricing strategy;
•	successfully develop and implement all lithium expansion projects of the Company, acquire more lithium and potassium assets to generate a competitive portfolio.

These principles are based on the following key concepts:

•	strengthen the organizational structure to supports the development of the Company's strategic plan, focusing on the development of critical capabilities and the application of the corporate values of Excellence, Integrity and Safety;
•	develop a robust risk control and mitigation process to actively manage business risk;
•	improve our stakeholder management to establish links with the community and communicate to Chile and worldwide our contribution to industries essential for human development.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien 56-2-24252074 / kelly.obrien@sqm.com

Irina Axenova 56-2-24252280 / irina.axenova@sqm.com

For media inquiries, contact:

Carolina García Huidobro / carolina.g.huidobro@sqm.com

Alvaro Cifuentes / alvaro.cifuentes@sqm.com

Tamara Rebolledo / tamara.rebolledo@sqm.com  (Northern Region)

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, specifically the most recent annual report on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

Date: November 21, 2018	/s/ Gerardo Illanes

By: Gerardo Illanes

CFO

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.